EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	For the twelve months ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in millions)
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$733.9	$720.6	$631.7	$566.1	$523.5
Add: Fixed charges (from below)	106.1	103.9	72.7	76.6	78.6
Add: Amortization of capitalized interest	2.1	0.8	0.5	0.4	0.4
Add: Distributed income of equity investee	15.0	6.2	7.0	7.7	4.0
Subtract: Capitalized interest expense	1.8	2.1	0.8	0.5	0.3
Total earnings	$855.3	$829.4	$711.1	$650.3	$606.2
Interest expense (including amortization of debt issuance costs, debt discounts and premiums)	$92.8	$92.1	$63.8	$68.6	$70.2
Capitalized interest expense	1.8	2.1	0.8	0.5	0.3
Portion of rentals representing interest	11.5	9.7	8.1	7.5	8.1
Total fixed charges	$106.1	$103.9	$72.7	$76.6	$78.6
Ratio of earnings to fixed charges	8.1x	8.0x	9.8x	8.5x	7.7x